Sunshine Biopharma Inc.

333 Las Olas Way, CU4 Suite 433

Fort Lauderdale, FL 33301

August 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sunshine Biopharma Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2025
File No. 333-276817

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Sunshine Biopharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-276817) (the “Post-Effective Amendment”). The Company is requesting withdrawal of the Post-Effective Amendment because the Company has filed a new registration statement for the securities it sought to have registered under the Post-Effective Amendment. No securities were sold pursuant to the Post-Effective Amendment.

Thank you for your assistance in this matter.

Very truly yours,

Sunshine Biopharma Inc.

By: /s/ Dr. Steve N. Slilaty

Name: Dr. Steve N. Slilaty

Title: Chief Executive Officer